SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 23, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q22 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2022

Buenos Aires, Argentina, November 23, 2022 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2022 (“3Q22”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2022 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2022.

Summary

• The Bank’s net income totaled Ps.8.9 billion in 3Q22. This result was 76% higher than the Ps.5.5 billion posted in 2Q22 and 34% lower than the result registered in 3Q21. As of 3Q22, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 7.7% and 1.9%, respectively.

• In 3Q22 Net Operating Income (before G&A and personnel expenses) totaled Ps.121.6 billion, 22% or Ps.22.2 billion higher than in 2Q22 and 54% or Ps.42.6 billion higher than the same period of last year.

• In 3Q22 Operating Income (after G&A and personnel expenses) totaled Ps.75.1 billion, 39% or Ps.20.1 billion higher than in 2Q22 and 101% or Ps.37.7 billion higher than the same period of last year.

• In 3Q22, Banco Macro’s financing to the private sector decreased 7% or Ps.37.2 billion quarter over quarter (“QoQ”) totaling Ps.506.8 billion and decreased 9% or Ps.53.1 billion year over year (“YoY”).

• In 3Q22, Banco Macro’s total deposits increased 7% or Ps.77.7 billion QoQ, totaling Ps.1.1 trillion and representing 84% of the Bank’s total liabilities. Private sector deposits increased 5% or Ps.45.3 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.351.9 billion, 40.4% regulatory capital ratio – Basel III and 36.1% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 90% of its total deposits in 3Q22.

• In 3Q22, the Bank’s non-performing to total financing ratio was 1.27% and the coverage ratio reached 153.13%.

3Q22 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Monday, November 28, 2022		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Chief Financial Officer
To participate, please dial:
Argentina Toll Free:		Nicolás A. Torres
(011) 3984 5677		Investor Relations
Participants Dial In (Toll Free):
+1 (844) 450 3847	Webcast Replay: click here	Phone: (54 11) 5222 6682
Participants International Dial In:		E-mail: investorelations@macro.com.ar
+1 (412) 317 6370	Available from 11/28/2022 through 12/12/2022
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

3Q22 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

3Q22 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2021/2 have been restated in accordance with said Communication in order to make a comparison possible.

Results

Earnings per outstanding share were Ps.13.9 in 3Q22, 76% higher than in 2Q22 and 34% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Net income -Parent Company- (M $)	13,461	17,495	8,596	5,055	8,883	76%	-34%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	0	0	0	-	-	-	-100%
Book value per avg. Outstanding share ($)	592	620	632	648	665	3%	12%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	21.07	27.38	13.45	7.91	13.90	76%	-34%

EOP FX (Pesos per USD)	98.7350	102.7500	110.9783	125.2150	147.3150	18%	49%
Book value per avg. issued ADS (USD)	59.96	60.34	56.95	51.75	45.14	-13%	-25%
Earnings per avg. outstanding ADS (USD)	2.13	2.66	1.21	0.63	0.94	49%	-56%

Banco Macro’s 3Q22 net income of Ps.8.9 billion was 76% or Ps.3.8 billion higher than the previous quarter and 34% or Ps.4.6 billion lower YoY. This result represented an accumulated annualized ROAE and ROAA of 7.7% and 1.9% respectively.

Net operating income (before G&A and personnel expenses) was Ps.121.6 billion in 3Q22, 22% or Ps.22.2 billion higher compared to 2Q22 due to higher income from financial instruments at fair value through P&L and higher fx gains. On a yearly basis Net operating income increased 54% or Ps.42.6 billion.

In 3Q22 Provision for loan losses totaled Ps.1.4 billion, increasing 51% or Ps.483 million compared to the previous quarter. On a yearly basis, Provision for loan losses increased 268% or Ps.1 billion.

Operating income (after G&A and personnel expenses) was Ps.75.1 billion in 3Q22, 39% or Ps.20.9 billion higher than in 2Q22 and 101% or Ps.37.7 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4.4x assets to equity ratio.

3Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Net Interest Income	54,446	59,321	59,992	65,553	63,488	-3%	17%
Net fee income	14,322	14,548	14,617	14,557	14,242	-2%	-1%
Net Interest Income + Net Fee Income	68,768	73,869	74,609	80,110	77,730	-3%	13%
Net Income from financial instruments at fair value through P&L	6,327	5,875	9,125	9,006	25,531	183%	304%
Income from assets at amortized cost	0	151	0	0	0	0%	0%
Differences in quoted prices of gold and foreign currency	1,083	2,657	4,414	6,562	16,030	144%	1380%
Other operating income	3,228	3,303	4,744	4,656	3,745	-20%	16%
Provision for loan losses	387	3,260	1,066	942	1,425	51%	268%
Net Operating Income	79,019	82,595	91,826	99,392	121,611	22%	54%
Employee benefits	16,516	16,153	14,039	18,478	17,655	-4%	7%
Administrative expenses	8,223	9,793	7,890	8,326	8,295	0%	1%
Depreciation and impairment of assets	3,033	3,074	3,136	3,223	3,287	2%	8%
Other operating expenses	13,804	16,409	14,484	15,142	17,275	14%	25%
Operating Income	37,443	37,166	52,277	54,223	75,099	39%	101%
Result from associates & joint ventures	-2	58	-51	-49	-97	-	-
Result from net monetary postion	-23,458	-25,206	-41,375	-46,592	-58,335	25%	149%
Result before taxes from continuing operations	13,983	12,018	10,851	7,582	16,667	120%	19%
Income tax	522	-5,477	2,255	2,527	7,784	208%	1391%
Net income from continuing operations	13,461	17,495	8,596	5,055	8,883	76%	-34%
		-	-
Net Income of the period	13,461	17,495	8,596	5,055	8,883	76%	-34%
Net income of the period attributable to parent company	13,461	17,496	8,613	5,059	8,865	75%	-34%
Net income of the period attributable to minority interest	-	-1	-17	-4	18	-	-
Other Comprehensive Income	105	115	-855	-3,834	2,079	-	-
Foreign currency translation differences in financial statements conversion	-337	-320	-369	-189	-178	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	442	435	-486	-3,645	2,257	-162%	411%
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	13,566	17,610	7,741	1,221	10,962	798%	-19%
Total Comprehensive Income attributable to parent Company	13,566	17,611	7,758	1,225	10,944	793%	-19%
Total Comprehensive Income attributable to non-controlling interests	-	-1	-17	-4	18	-	-

The Bank’s 3Q22 net interest income totaled Ps.63.5 billion, 3% or Ps.2.1 billion lower than in 2Q22 but 17% or Ps.9 billion higher YoY.

In 3Q22 interest income totaled Ps.137.2 billion, 17% or Ps.20 billion higher than in 2Q22 and 50% or Ps. 45.8 billion higher than in 3Q21.

Income from interest on loans and other financing totaled Ps.55.5 billion, 9% or Ps.4.6 billion higher compared to the previous quarter, due to a 324 b.p increase in the average lending rates. On a yearly basis, Income from interest on loans increased 22% or Ps.9.8 billion.

In 3Q22 income from government and private securities increased 19% or Ps.12.2 billion QoQ and increased 86% or Ps.36 billion compared with the same period of last year. This result is explained 14% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 86% is explained by income from sovereign bonds at amortized cost.

3Q22 Earnings Release

In 3Q22, income from Repos totaled Ps.3.9 billion, 358% or Ps.3 billion higher than the previous quarter and 3% or Ps.107 million lower than a year ago.

In 3Q22 FX income totaled Ps.16 billion, 144% or Ps.9.5 billion higher than the previous quarter and Ps.15 billion higher than a year ago, due to the Bank’s long dollar position, and a 18% depreciation in the quarter of the Argentine peso against the US dollar.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	3Q21	2Q22	3Q22	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	1,083	6,562	16,030	144%	1381%
Translation of FX assets and liabilities to Pesos	840	6,381	15,699	146%	1769%
Income from foreign currency exchange	243	181	332	83%	37%

(2) Net Income from financial assets and liabilities at fair value through P&L	-	9	105	-	-
Income from investment in derivative financing instruments	-	9	105	-	-

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	1,083	6,562	16,030	144%	1381%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Interest on Cash and due from Banks	5	5	4	19	97	411%	1840%
Interest from government securities	41,604	42,483	49,439	65,438	77,676	19%	87%
Interest from private securities	80	64	36	27	33	22%	-59%
Interest on loans and other financing
To the financial sector	254	231	132	96	83	-14%	-67%
To the public non financial sector	659	516	395	313	298	-5%	-55%
Interest on overdrafts	3,319	3,411	3,626	4,695	6,542	39%	97%
Interest on documents	4,238	4,978	4,365	4,528	6,171	36%	46%
Interest on mortgages loans	5,489	6,323	6,688	8,571	8,503	-1%	55%
Interest on pledged loans	468	761	742	669	604	-10%	29%
Interest on personal loans	19,422	20,207	19,750	19,326	18,579	-4%	-4%
Interest on credit cards loans	5,882	6,795	7,270	7,802	8,661	11%	47%
Interest on financial leases	-2	63	65	56	75	34%	-3850%
Interest on other loans	5,889	5,833	5,377	4,761	5,933	25%	1%
Interest on Repos
From the BCRA	4,001	2,790	569	703	3,832	445%	-4%
Other financial institutions	10	14	50	150	72	-52%	620%
Total Interest income	91,318	94,474	98,508	117,154	137,159	17%	50%

Income from Interest on loans	45,618	49,118	48,410	50,817	55,449	9%	22%

The Bank’s 3Q22 interest expense totaled Ps.73.7billion, increasing 43% or Ps.22.1 billion compared to the previous quarter and 100% or Ps.36.8 billion higher compared to 3Q21.

In 3Q22, interest on deposits represented 98% of the Bank’s total interest expense, increasing 45% or Ps.22.4 billion QoQ, due to a 950 b.p. increase in the average rate paid on deposits while the average volume of deposits from the private sector increased 8%. On a yearly basis, interest on deposits increased 106% or Ps.37.2 billion.

3Q22 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Deposits
Interest on checking accounts	179	236	616	1,614	3,359	108%	1777%
Interest on saving accounts	476	506	562	819	906	11%	90%
Interest on time deposits	34,484	32,911	35,700	47,472	68,034	43%	97%
Interest on other financing from BCRA and financial inst.	42	34	64	88	119	35%	183%
Repos
Other financial institutions	135	100	311	390	87	-78%	-36%
Interest on corporate bonds	201	184	160	69	11	-84%	-95%
Interest on subordinated bonds	1,342	1,175	1,039	984	959	-3%	-29%
Interest on other financial liabilities	13	7	64	165	196	19%	1408%
Total financial expense	36,872	35,153	38,516	51,601	73,671	43%	100%

Expenses from interest on deposits	35,139	33,653	36,878	49,905	72,299	45%	106%

In 3Q22, the Bank’s net interest margin (including FX) was 28.1%, higher than the 24.7% posted in 2Q22 and the 19.1% posted in 3Q21.

In 3Q22, Net Interest Margin (excluding FX) was 22.5%, unchanged from the one posted in 2Q22 and higher than the 18.7% posted in 3Q21.

In 3Q22 Net Interest Margin (Pesos) was 24.5%, lower than the 25.1% posted in 2Q22 but higher than the 20.8% posted in 3Q21; meanwhile Net Interest Margin (USD) was 5%, higher than the 3.5% posted in 2Q22 and higher than the 3.9% registered in 3Q21.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	3Q21			4Q21			1Q22			2Q22			3Q22
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	5,715	6.5%	45.7%	4,835	1.3%	42.3%	3,563	-12.2%	45.0%	2,809	-14.6%	44.7%	2,741	-23.6%	43.1%
Financial Sector	2,827	-0.9%	35.6%	2,793	-5.5%	32.8%	1,591	-19.1%	33.6%	1,098	-20.5%	34.7%	963	-28.3%	34.2%
Private Sector	493,029	-2.2%	33.8%	527,126	-4.4%	34.3%	509,672	-17.5%	36.2%	488,001	-17.5%	39.7%	484,753	-23.5%	43.2%
Other debt securities
Central Bank Securities (Leliqs)	236,186	0.5%	37.5%	225,772	-2.1%	37.6%	273,554	-15.1%	40.3%	319,133	-10.7%	51.2%	382,907	-9.8%	68.8%
Government & Private Securities	228,159	-2.4%	33.6%	204,198	0.3%	40.9%	207,670	-13.2%	43.3%	208,826	-13.0%	47.4%	105,199	-24.0%	42.2%
Repos	43,798	-0.4%	36.3%	30,753	-3.1%	36.2%	7,270	-18.6%	34.5%	9,053	-18.7%	37.8%	25,879	-14.6%	59.9%
Total interest-earning assets	1,009,714	-1.5%	34.8%	995,477	-2.9%	36.5%	1,003,320	-16.0%	38.8%	1,028,920	-14.5%	44.8%	1,002,442	-18.1%	53.3%

Fin. Assets through P&L and equity inv.	66,657	0.6%	37.7%	51,552	3.3%	45.2%	53,795	2.2%	68.8%	65,691	-8.5%	55.0%	130,662	-5.2%	77.5%
Other Non interest-earning assets	120,366			119,158			121,924			114,799			53,533
Total Non interest-earning assets	187,023			170,710			175,719			180,490			184,195
Total Average Assets	1,196,737			1,166,187			1,179,039			1,209,410			1,186,637

Interest-bearing liabilities
Deposits
Public Sector	39,414	-6.4%	28.1%	33,029	-9.1%	27.7%	35,674	-21.4%	29.8%	53,037	-20.9%	34.0%	62,253	-21.6%	46.8%
Private Sector	534,783	-9.4%	24.0%	525,700	-12.0%	23.6%	538,907	-23.8%	25.8%	564,428	-21.9%	32.3%	611,925	-24.1%	42.1%
BCRA and other financial institutions	695	-8.1%	25.7%	515	-10.8%	25.4%	805	-20.0%	32.2%	927	-16.2%	42.0%	640	-3.5%	80.6%
Corporate bonds	4,402	-13.7%	18.1%	5,207	-18.9%	14.0%	4,596	-30.9%	14.1%	1,730	-33.7%	12.3%	0	0.0%	0.0%
Repos	2,172	-8.9%	24.7%	1,371	-8.3%	28.9%	4,008	-20.4%	31.5%	4,473	-20.3%	35.0%	758	-22.3%	45.5%
Other financial liabilities	1215	-0.262	0.01	3646	-0.288	0.001	3624	-0.353	0.068	4250	-0.322	0.149	3141	-0.351	0.215
Total int.-bearing liabilities	582,681	-9.2%	24.2%	569,468	-12.0%	23.7%	587,614	-23.8%	25.9%	628,845	-21.9%	32.3%	678,717	-23.9%	42.5%

Total non int.-bearing liabilities	371,090			383,892			363,561			343,821			317,967

Total Average Liabilities	953,771			953,360			951,175			972,666			996,684

Assets Performance		88,508			91,562			95,988			114,920			134,660
Liabilities Performance		35,490			33,952			37,461			50,592			72,665
Net Interest Income		53,018			57,610			58,527			64,328			61,995
Total interest-earning assets		1,009,714			995,477			1,003,320			1,028,920			1,002,442
Net Interest Margin (NIM)		20.8%			23.0%			23.7%			25.1%			24.5%

3Q22 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	3Q21			4Q21			1Q22			2Q22			3Q22
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	92,258	-17.8%	0.0%	82,788	-17.3%	0.0%	69,569	-19.8%	0.0%	67,609	-10.5%	0.1%	65,428	-8.6%	0.6%
Loans & Other Financing
Financial Sector	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	41	-1.8%	9.8%	0	0.0%	0.0%
Private Sector	38,092	5.7%	28.6%	31,844	11.3%	34.6%	24,536	12.1%	39.8%	24,177	21.1%	35.5%	26,698	21.7%	34.0%
Other debt securities
Central Bank	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	3,826	0.0%	0.0%
Government & Private Securities	14,363	-16.4%	1.7%	49,165	-16.5%	1.0%	49,679	-19.1%	0.9%	48,822	-10.1%	0.6%	22,360	-7.4%	2.0%
Total interest-earning assets	144,713	-11.5%	7.7%	163,797	-11.5%	7.1%	143,784	-14.1%	7.1%	140,649	-4.9%	6.4%	118,312	-1.3%	8.7%

Non interest-earning assets	257,929			251,286			244,737			239,624			303,247
Total Average Assets	402,642			415,083			388,521			380,273			417,733

Interest-bearing liabilities
Deposits
Public Sector	4,896	-17.7%	0.1%	7,183	-17.3%	0.1%	8,057	-19.7%	0.1%	4,967	-10.5%	0.1%	3,867	-9.1%	0.1%
Private Sector	113,028	-17.7%	0.1%	100,879	-17.3%	0.1%	91,431	-19.8%	0.0%	86,523	-10.6%	0.0%	75,727	-9.2%	0.0%
BCRA and other financial institutions	926	-15.3%	3.0%	678	-14.0%	4.1%	418	-17.5%	2.9%	664	-7.4%	3.6%	2,199	-4.9%	4.7%
Issued corporate bonds	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	1,591	-8.8%	2.0%	2,227	-7.4%	2.0%
Subordinated bonds	75,467	-12.0%	7.1%	70,678	-11.9%	6.6%	66,389	-14.7%	6.3%	61,773	-4.9%	6.4%	59,088	-3.4%	6.4%
Total int.-bearing liabilities	194,317	-15.5%	2.8%	179,418	-15.1%	2.7%	166,295	-17.7%	2.6%	155,518	-8.3%	2.6%	143,108	-6.6%	2.8%

Total non int.-bearing liabilities	86,441			73,473			65,512			65,754			68,439

Total Average liabilities	280,758			252,891			231,807			221,272			211,547

Assets Performance		2,810			2,912			2,520			2,234			2,499
Liabilities Performance		1,382			1,201			1,055			1,009			1,006
Net Interest Income		1,428			1,711			1,465			1,225			1,493
Total interest-earning assets		144,713			163,797			143,784			140,649			118,312
Net Interest Margin (NIM)		3.9%			4.1%			4.1%			3.5%			5.0%

In 3Q22 Banco Macro’s net fee income totaled Ps.14.2 billion, 2% or Ps.315 million lower than in 2Q22 and 1% or Ps.80 million lower than the same period of last year.

In the quarter, fee income totaled Ps.15.8 billion, 2% or Ps.305 million lower than in 2Q22. Insurance fees, ATM transaction fees and fees charged on deposit accounts stand out with a 12% (Ps.119 million), 6% (Ps.88 million) and 1% (Ps.87 million) decrease respectively, which were partially offset by a 5% increase in corporate services fees and a 2% increase in credit card fees. On a yearly basis, fee income decreased Ps.22 million.

In the quarter, total fee expense increased 1% or Ps.10 million. On a yearly basis, fee expenses increased 4% or Ps.58 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Fees charged on deposit accounts	70	71	52	53	49	-8%	-30%
Credit card fees	6,190	5,996	6,168	6,006	5,919	-1%	-4%
Corporate services fees	356	358	307	251	205	-18%	-42%
ATM transactions fees	1,461	1,485	1,395	1,424	1,336	-6%	-9%
Insurance fees	20	22	19	20	15	-25%	-25%
Debit card fees	917	984	935	961	842	-12%	-8%
Financial agent fees (Provinces)	1,813	1,933	2,039	2,158	2,272	5%	25%
Credit related fees	871	902	832	926	872	-6%	0%
Mutual funds & securities fees	1,017	1,096	1,076	1,044	1,028	-2%	1%
AFIP & Collection services	2,813	2,926	2,967	2,898	2,950	2%	5%
ANSES fees	336	411	339	405	353	-13%	5%
Total fee income	15,864	16,184	16,129	16,146	15,841	-2%	0%

Total fee expense	1,541	1,636	1,512	1,589	1,599	1%	4%

Net fee income	14,323	14,548	14,617	14,557	14,242	-2%	-1%

In 3Q22 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.25.5 billion gain, 183% or Ps.16.5 billion higher than the previous quarter. This increase is mostly related to higher income from government securities (mainly TV23) which increased 416% or Ps.14.7 billion. On a yearly basis Net income from financial assets and liabilities at fair value through profit or loss increased 304% or Ps.19.2 billion.

3Q22 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Profit or loss from government securities	4,901	4,560	2,007	3,531	18,223	416%	272%
Profit or loss from private securities	892	-75	216	4,970	7,049	42%	690%
Profit or loss from investment in derivative financing instruments	0	0	0	9	105	-	-
Profit or loss from other financial assets	-2	-11	-4	-5	-35	600%	-
Profit or loss from investment in equity instruments	-92	973	5,467	323	-81	-125%	-
Profit or loss from the sale of financial assets at fair value	759	442	1,439	178	270	52%	-64%
Income from financial assets at fair value through profit or loss	6,458	5,889	9,125	9,006	25,531	183%	295%

Profit or loss from derivative financing instruments	-131	-14	0	0	0	-	-
Income from financial liabilities at fair value through profit or loss	-131	-14	0	0	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	6,327	5,875	9,125	9,006	25,531	183%	304%

In the quarter Other Operating Income totaled Ps.3.7 billion, 20% or Ps.911 million lower than in 2Q22. On a yearly basis, Other Operating Income increased 16% or Ps.517 million.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Credit and debit cards	161	235	260	278	292	5%	81%
Lease of safe deposit boxes	501	494	492	463	436	-6%	-13%
Other service related fees	1,417	1,202	1,170	1,100	1,120	2%	-21%
Other adjustments and interest from other receivables	507	504	614	762	970	27%	91%
Initial recognition of loans	0	0	610	-510	-101	-	-
Sale of property, plant and equipment	0	4	0	0	0	-	-
Others	642	799	1,580	2,559	1,029	-60%	60%
Other Operating Income	3,228	3,303	4,744	4,656	3,745	-20%	16%

In 3Q22 Banco Macro’s administrative expenses plus employee benefits totaled Ps.26 billion, decreasing 3% or Ps.854 million compared to the previous quarter, personnel expenses decreased 4% while administrative expenses remained unchaged. On a yearly basis administrative expenses plus employee benefits increased 5% or Ps.1.2 billion.

Employee benefits decreased 4% or Ps.823 million QoQ with lower remunerations and lower employee services, both of them with 7% decreases. On a yearly basis Employee benefits increased 7% or Ps.1.1 billion.

In 3Q22, administrative expenses decreased Ps.31 million, due to lower advertising fees (36% decrease) which is partially offset by a 3% or Ps.35 million increase in

As of 3Q22, the efficiency ratio reached 29.1%, improving from the 31.2 % posted in 2Q22 and considerably better than the 37.6% posted a year ago. In 3Q22 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 3%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 23% compared to 2Q22.

3Q22 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q21	3Q21	4Q21	1Q22	2Q22	QoQ	YoY
Employee benefits	13,766	13,540	13,244	11,509	15,149	32%	10%
Remunerations	9,969	9,483	9,180	7,824	10,631	36%	7%
Social Security Contributions	2,285	2,189	2,187	1,804	2,502	39%	9%
Compensation and bonuses	1,210	1,489	1,364	1,437	1,496	4%	24%
Employee services	302	379	513	444	520	17%	72%
Administrative Expenses	6,373	6,741	8,028	6,468	6,826	6%	7%
Taxes	982	1,012	1,009	1,012	1,146	13%	17%
Maintenance, conservation fees	1,085	1,161	1,211	1,044	1,071	3%	-1%
Directors & statutory auditors fees	167	182	525	324	221	-32%	32%
Security services	683	703	705	671	647	-4%	-5%
Electricity & Communications	708	678	657	639	599	-6%	-15%
Other professional fees	634	549	674	597	612	3%	-3%
Rental agreements	31	31	40	33	33	0%	6%
Advertising & publicity	279	330	475	298	560	88%	101%
Personnel allowances	67	74	135	78	105	35%	57%
Stationary & Office Supplies	42	45	49	45	47	4%	12%
Insurance	90	111	86	78	69	-12%	-23%
Hired administrative services	39	45	56	45	41	-	5%
Other	1,566	1,820	2,406	1,604	1,675	4%	7%
Total Administrative Expenses	20,139	20,281	21,272	17,977	21,975	22%	9%

Total Employees	8,318	8,167	8,005	7,982	7,925
Branches	464	464	466	466	466
Efficiency ratio	38.8%	37.4%	29.6%	32.7%	25.8%

Accumulated efficiency ratio	37.6%	37.5%	29.6%	31.2%	29.1%

In 3Q22, Other Operating Expenses totaled Ps.17.3 billion, increasing 14% or Ps.2.1 million QoQ, due to higher Turnover tax and initial loan recognition expenses (16% and Ps.385 million increases respectively). On a yearly basis Other Operating Expenses increased 25% or Ps.3.5 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Turnover Tax	7,347	7,668	7,942	8,090	9,420	16%	28%
Other provision charges	612	839	612	646	1,019	58%	67%
Deposit Guarantee Fund Contributions	411	403	393	393	407	4%	-1%
Donations	13	32	179	16	139	769%	969%
Insurance claims	35	62	77	71	97	37%	177%
Initial loan recognition	214	1,330	0	0	385	100%	80%
Others	5,172	6,075	5,281	5,926	5,808	-2%	12%
Other Operating Expenses	13,804	16,409	14,484	15,142	17,275	14%	25%

In 3Q22 the result from the net monetary position totaled a Ps.58.3 billion loss, 25% or Ps.11.7 billion higher than the loss posted in 2Q22 and 149% or Ps.34.9 billion higher than the loss registered in 3Q21. Higher inflation was observed during the quarter (467 b.p. above 2Q22 level, up from 17.3% to 22%).

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	37,443	37,166	52,277	54,223	75,099	39%	101%
Result from net monetary position (i.e. inflation adjustment)	-23,458	-25,206	-41,375	-46,592	-58,335	25%	149%
Operating Result (Inc. Loss from net monetary position)	13,985	11,960	10,902	7,631	16,764	120%	20%

In 3Q22 Banco Macro's effective income tax rate was 46.7%. For more information please see note 22 to our Financial Statements.

3Q22 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.506.8 billion, decreasing 7% or Ps.37.2 billion QoQ and 9% or Ps.53.1 billion YoY.

Within Commercial loans Overdrafts and Documents, stand out with an 18% or Ps.8.7 billion decrease and a 9% or Ps.5.5 billion increase respectively.

Meanwhile within Consumer lending both Personal loans decreased 12% or Ps.16.3 billion while Credit card loans decreased 6% or Ps.9.6 billion.

Within private sector financing, peso financing decreased 6% or Ps.33.3 billion, while US dollar financing decreased 26% or USD 63 million.

As of 3Q22, Banco Macro´s market share over private sector loans was 7.3%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Overdrafts	35,693	38,638	37,511	48,384	39,658	-18%	11%
Discounted documents	68,350	65,865	52,997	58,464	63,931	9%	-6%
Mortgage loans	32,318	36,561	31,344	25,063	20,929	-16%	-35%
Pledged loans	11,098	12,167	10,669	9,874	7,992	-19%	-28%
Personal loans	155,072	155,471	150,060	141,135	124,832	-12%	-20%
Credit Card loans	144,411	157,709	154,896	163,689	154,108	-6%	7%
Others	58,046	58,455	41,685	47,155	43,043	-9%	-26%
Interest	49,926	51,235	49,775	48,036	48,836	2%	-2%
Total loan portfolio	554,914	576,101	528,937	541,800	503,329	-7%	-9%
Total loans in Pesos	520,137	551,576	505,941	512,585	477,984	-7%	-8%
Total loans in USD	34,777	24,525	22,996	29,215	25,345	-13%	-27%
Financial trusts	636	882	955	553	1,152	108%	81%
Leasing	335	794	770	777	1,072	38%	220%
Others	3,984	1,789	1,212	872	1,202	38%	-70%
Total other financing	4,955	3,465	2,937	2,202	3,426	56%	-31%
Total other financing in Pesos	2,910	2,471	2,082	1,373	2,637	92%	-9%
Total other financing in USD	2,045	994	855	829	789	-5%	-61%
Total financing to the private sector	559,869	579,566	531,874	544,002	506,755	-7%	-9%
EOP FX (Pesos per USD)	98.7350	102.7500	110.9783	125.2150	147.3150	18%	49%
USD financing / Financing to the private sector	7%	4%	4%	6%	5%

3Q22 Earnings Release

Public Sector Assets

In 3Q22, the Bank’s public sector assets (excluding LELIQs and Central Bank Notes) to total assets ratio was 17.8%, lower than the 19% registered in the previous quarter, and higher than the 17.6% posted in 3Q21.

In 2Q22, a 22% or Ps.74.7 billion increase in Leliqs stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Central Bank Notes	-	-	-	26,364.00	35,329
Leliqs	238,640	220,829	303,200	342,999	417,716	22%	75%
Other	284,572	295,670	358,353	315,235	312,706	-1%	10%
Government securities	523,212	516,499	661,553	684,598	765,751	12%	46%
Provincial loans	4,533	3,544	2,604	3,526	1,431	-59%	-68%
Loans	4,533	3,544	2,604	3,526	1,431	-59%	-68%
Purchase of government bonds	320	299	-	0	0	-	-100%
Other receivables	320	299	0	0	0	-	-100%

TOTAL PUBLIC SECTOR ASSETS	528,065	520,342	664,157	688,124	767,182	11%	45%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	289,425	299,513	360,957	318,761	314,137	-1%	9%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	17.6%	18.1%	22.1%	19.0%	17.8%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.1.1 trillion in 3Q22, increasing 7% or Ps.77.7 billion QoQ and a 13% or Ps.132.1 billion increase YoY and representing 84% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 5% or Ps.45.3 billion while public sector deposits increased 32% or Ps.32.6 billion.

The increase in private sector deposits was led by time deposits, which increased 7% or Ps.34.5 billion, while demand deposits decreased 5% or Ps.21.4 billion QoQ.

Within private sector deposits, peso deposits increased 10% or Ps.94.3 billion, while US dollar deposits decreased 25% or USD 289 million.

As of 3Q22, Banco Macro´s market share over private sector deposits was 6.5%.

3Q22 Earnings Release

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Public sector	98,708	93,670	112,825	102,190	134,773	32%	37%

Financial sector	1,519	1,596	1,479	1,492	1,273	-15%	-16%

Private sector	892,078	882,659	855,133	943,060	988,370	5%	11%
Checking accounts	180,273	167,516	156,283	162,322	149,090	-8%	-17%
Savings accounts	268,492	305,492	268,609	287,854	279,727	-3%	4%
Time deposits	420,587	387,695	410,435	471,142	505,632	7%	20%
Other	22,726	21,956	19,806	21,742	53,921	148%	137%
Total	992,305	977,925	969,437	1,046,742	1,124,416	7%	13%

Pesos	808,246	817,493	823,634	899,835	994,147	10%	23%
Foreign Currency (Pesos)	184,059	160,432	145,803	146,907	130,269	-11%	-29%

EOP FX (Pesos per USD)	98.7350	102.7500	110.9783	125.2150	147.3150	18%	49%
Foreign Currency (USD)	1,864	1,561	1,314	1,173	884	-25%	-53%

USD Deposits / Total Deposits	19%	16%	15%	14%	12%

Banco Macro’s transactional deposits represent approximately 43% of its total deposit base as of 3Q22. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 3Q22, the total amount of other sources of funds increased 2% or Ps.9.2 billion compared to 2Q22. On a yearly basis other sources of funds increased 7% or Ps.31.1 billion. In 3Q22 Shareholder’s Equity increased 3% or Ps.10.9 billion due to the total comprehensive income registered in the quarter, this increase was partially offset by a Ps.1.3 billion decrease in subordinated corporate bonds.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Central Bank of Argentina	40	36	32	40	31	-23%	-23%
Banks and international institutions	934	456	230	2,348	1,752	-25%	88%
Financing received from Argentine financial institutions	115	235	2,612	512	649	27%	464%
Subordinated corporate bonds	75,115	69,708	65,858	62,248	60,993	-2%	-19%
Corporate bonds	4,646	4,967	4,430	2,323	2,305	-1%	-50%
Shareholders' equity	378,592	396,199	403,957	413,891	424,835	3%	12%
Total other source of funds	459,442	471,601	477,119	481,362	490,565	2%	7%

3Q22 Earnings Release

Liquid Assets

In 3Q22, the Bank’s liquid assets amounted to Ps.1 trillion, showing an 8% or Ps.78 billion increase QoQ, and a 14% or Ps.124.9 billion increase on a yearly basis.

In 3Q22, Leliqs increased 22% or Ps.74.7 billion, Net Repos increased 65% or Ps.24.4 billion and were partially offset by a 9% or Ps.20.6 decrease in Cash.

In 3Q22 Banco Macro’s liquid assets to total deposits ratio reached 90%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Cash	303,844	286,199	251,151	221,633	201,060	-9%	-34%
Guarantees for compensating chambers	26,795	25,783	22,892	20,831	22,856	10%	-15%
Leliq own portfolio	238,640	220,829	287,036	342,999	417,716	22%	75%
Net Repos	37,743	52,157	-16,961	37,759	62,129	65%	65%
Other government & private securities	284,572	295,670	358,353	315,235	312,706	-1%	10%
Total	893,300	880,638	902,471	938,457	1,016,467	8%	14%

Liquid assets to total deposits	93%	90%	90%	93%	90%

Solvency

Banco Macro continued showing high solvency levels in 3Q22 with an integrated capital (RPC) of Ps.440.7 billion over a total capital requirement of Ps.88.8 billion. Banco Macro’s excess capital in 3Q22 was 396% or Ps.351.9 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 40.4% in 2Q22; TIER1 Ratio stood at 36.1%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Credit risk requirement	34,030	36,726	40,488	45,204	52,233	16%	53%
Market risk requirement	1,631	3,585	3,886	4,643	9,998	115%	513%
Operational risk requirement	15,691	17,438	19,206	21,817	26,568	22%	69%
Total capital requirements	51,352	57,749	63,581	71,664	88,800	24%	73%

Ordinary Capital Level 1 (COn1)	203,858	233,700	279,447	336,826	418,322	24%	105%
Deductible concepts Level 1 (COn1)	-12,411	-14,585	-16,866	-21,154	-24,630	16%	98%
Capital Level 2 (COn2)	42,565	36,401	37,615	40,243	47,051	17%	11%
Integrated capital - RPC (i)	234,012	255,516	300,196	355,914	440,743	24%	88%

Excess capital	182,660	197,767	236,615	284,250	351,943	24%	93%

Risk-weighted assets - RWA (ii)	629,505	708,490	780,016	879,341	1,090,977	24%	73%

Regulatory Capital ratio [(i)/(ii)]	37.2%	36.1%	38.5%	40.5%	40.4%

Ratio TIER 1 [Capital Level 1/RWA]	30.4%	30.9%	33.7%	35.9%	36.1%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

3Q22 Earnings Release

Asset Quality

In 3Q22, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.27%, unchanged from the 1.25% registered in 2Q22, and below the 1.67% posted in 3Q21.

Consumer portfolio non-performing loans were unchanged (down to 1.23% from 1.24%) while Commercial portfolio non-performing loans increased 15b.p. in 3Q22 (up to 1.43% from 1.28%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached to 153.13% in 3Q22. Write-offs over total loans totaled 0.14%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Commercial portfolio	151,305	144,734	116,074	119,233	103,707	-13%	-31%
Non-performing	857	1,439	3,211	1,521	1,480	-3%	73%
Consumer portfolio	438,415	463,609	435,588	448,121	423,016	-6%	-4%
Non-performing	8,975	6,472	5,865	5,567	5,224	-6%	-42%
Total portfolio	589,720	608,343	551,662	567,354	526,723	-7%	-11%
Non-performing	9,832	7,911	9,076	7,088	6,704	-5%	-32%
Commercial non-perfoming ratio	0.57%	0.99%	2.77%	1.28%	1.43%
Consumer non-perfoming ratio	2.05%	1.40%	1.35%	1.24%	1.23%

Total non-performing/ Total portfolio	1.67%	1.30%	1.65%	1.25%	1.27%

Total allowances	17,296	16,581	14,806	11,319	10,266	-9%	-41%
Coverage ratio w/allowances	175.92%	209.59%	163.13%	159.69%	153.13%
Write Offs	2,053	952	810	672	728	8%	-65%
Write Offs/ Total portfolio	0.35%	0.16%	0.15%	0.12%	0.14%

3Q22 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
CER adjustable ASSETS
Government Securities	137,071	162,652	238,758	227,848	158,403	-30%	16%
Loans (*)	44,511	43,464	40,686	40,355	38,421	-5%	-14%
Private sector loans	12,826	11,615	9,836	8,545	7,061	-17%	-45%
Mortgage loans (UVA adjusted)	31,662	31,829	30,819	31,781	31,332	-1%	-1%
Other loans	23	20	31	29	28	-3%	22%
Total CER adjustable assets	181,582	206,116	279,444	268,203	196,824	-27%	8%

CER adjustable LIABILITIES
Deposits (*)	15,468	12,850	14,737	19,808	16,133	-19%	4%
UVA Unemployment fund	2,591	2,662	2,748	3,149	3,456	10%	33%
Total CER adjustable liabilities	18,059	15,512	17,485	22,957	19,589	-15%	8%

NET CER EXPOSURE	163,523	190,604	261,959	245,246	177,235	-28%	8%

      (*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Cash and deposits in Banks	223,869	202,659	187,113	181,545	166,983	-8%	-25%
Cash	21,335	14,751	25,291	16,736	15,428	-8%	-28%
Central Bank of Argentina	115,765	123,036	94,664	97,895	84,229	-14%	-27%
Other financial institutions local and abroad	86,758	64,862	67,068	66,792	67,315	1%	-22%
Others	11	10	90	122	11	-91%	0%
Financial instruments at fair value through P&L	1,696	2,049	3,081	5,951	146,601	2363%	8544%
Other financial assets	10,523	9,947	12,311	11,997	11,732	-2%	11%
Loans and other financing	36,761	25,467	23,798	29,994	26,090	-13%	-29%
Non financial private sector& foreign residents	36,761	25,467	23,798	29,994	26,090	-13%	-29%
Other debt securities	21,478	56,250	48,150	47,974	40,640	-15%	89%
Guarantees received	3,817	3,814	3,567	3,221	3,404	6%	-11%
Investment in equity instruments	28	117	95	87	124	43%	343%
Total Assets	298,172	300,303	278,115	280,769	395,574	41%	33%
Deposits	184,059	160,432	145,803	146,907	130,269	-11%	-29%
Non financial public sector	10,440	12,749	11,002	6,201	5,354	-14%	-49%
Financial sector	1,338	1,263	1,254	1,207	1,164	-4%	-13%
Non financial private sector& foreign residents	172,281	146,420	133,547	139,499	123,751	-11%	-28%
Financial liabiities at fair value through P&L	0	210	660	655	667	2%	-
Other liabilities from financial intermediation	15,502	10,807	10,143	11,401	12,164	7%	-22%
Financing from the Central Bank and other fin. Inst	939	459	230	2,355	1,767	-25%	88%
Issued corporate bonds	0	0	0	2,323	2,305
Subordinated corporate bonds	75,115	69,708	65,858	62,248	60,993	-2%	-19%
Other non financial liabilities	42	67	37	74	64	-14%	52%
Total Liabilities	275,657	241,683	222,731	225,963	208,229	-8%	-24%

NET FX POSITION (Pesos)	22,515	58,620	55,384	54,806	187,345	242%	732%
EOP FX (Pesos per USD)	98.7350	102.7500	110.9783	125.2150	147.3150	18%	49%
NET FX POSITION (USD)	228	571	499	438	1,272	191%	458%

3Q22 Earnings Release

3Q22 Snapshot

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2022

3Q22 Earnings Release

3Q22 Earnings Release

Relevant and Recent Events

•	On April 29th 2022 TheShareholders’ Meetingresolved to distribute as dividend to the shareholders in cash and/or in kind, in the latter case valued at market price, the amount of AR$ 14,187,872,701.21, which represents AR$ 22.18 per share, subject to prior authorization from the Banco Central de la República Argentina (“BCRA”), and delegated to the Board the powers to determine the date of the effective availability thereof to the shareholders, currency, terms and other payment terms and conditions of such dividend.

On May 12th the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits in cash and/or in kind (securities) for an aggregate amount of AR $19,751,444,343.74, which distribution shall be carried out in 12 monthly equal and consecutive instalments.

As of this date the Bank has paid

•	On June 7, 2022 a cash dividend in the amount of Ps.9,875,722,171.88 (installments 1 through 6)

•	On July 6, 2022 a cash dividend in the amount of Ps.1.645.953.695,31 (installment 7)

•	On August 2, 2022 a cash dividend in the amount of Ps.1.645.953.695,31 (installment 8)

•	On September 6, 2022 a cash dividend in the amount of Ps. 1.645.953.695,31 (installment 9)

•	On October 4, 2022 a cash dividend in the amount of Ps. 1.645.953.695,31 (installment 10)

•	On November 1, 2022 a cash dividend in the amount of Ps. 1.645.953.695,31 (installment 11)

•	Interest Payment Series E Dollar denominated Notes. In November 2022, the Bank paid quarterly interest on Class E dollar denominated notes in the amount of USD 62,131.5.

•	Interest Payment Series A Subordinated Notes. In November 2022, the Bank paid semiannual interest on Series A Subordinated notes in the amount of USD 13.286.000.

Regulatory Changes

•	Monetary policy rate. On September 15, 2022 through Communication “A” 7605 the Central Bank of Argentina increased the applicable percentages (over Leliq rates) for the determination of minimum time deposit rates: time deposits made by individuals which do not exceed the amount of $10 million: 100% (75% nominal annual), deposits not included in the previous item: 88.67% of the Leliq rate (66.50%), effective as of September 26, 2022.

In terms of Productive Investment Credit Lines for SMEs, maximum rates were increased: from 59% to 64.50% to investment project financing, and from 69% to 74.50% for working capital and discounted instruments financing. As of September 2022, interest rates for credit card financing (up to $200,000) was increased from 71.50% to 77%. On September 15, 2022 the Central Bank of Argentina also decided to increase the monetary policy rate (28-day Leliq) by 550 basis points from 69.50% to 75%.

3Q22 Earnings Release

•	Productive Investment Credit Lines for SMEs. On September 29, 2022 through communication “A” 7615 the Central Bank of Argentina established that for the definition of amounts included in the 2022/2023 quotas, financial institutions must exclude deposits related to “special accounts for holders with agricultural activity”. Minimum reserve requirement. (Communication “A” 7616, 09/30/2022). The BCRA decided (i) To reduce the reserve requirement rate of time deposits (7 points for deposits with a residual period of 29 days and 8 points for deposits of up to 59 days), (ii) eliminate the reduction of requirements by location of branches,

(iii) enable institutions not included in Group A to integrate requirements with Bonte 27 (except sight deposits and unutilized balances), (iv) enable to integrate sight deposits with LELIQ (Group A: 4 points, all other: 10 points), (v) eliminate franchises not linked to credits, (vi) eliminate special requirement rates

•	Minimum reserve requirements. On September 22, 2022, through Communication “A” the Central Bank of Argentina allowed the integration of up to 45% of reserve requirements over peso deposits of payment services providers that offer payment accounts with Government Bonds in pesos maturing on May 23, 2027. On September 27 through Communication “A” 7614 the Central Bank of Argentina increased to 630 consecutive days (from 450) the maximum duration of national public securities in pesos purchased through primary market since September 28, 2022, used to integrate minimum reserve requirements. It also established that as of September 27, 2022, that the minimum reserve requirement that financial institutions can integrate with LELIQ will also be able to be integrated with public securities in “dual currency” (which are now exclude from public sector financing limits).

3Q22 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
ASSETS
Cash and deposits in Banks	303,844	286,199	251,151	221,633	201,060	-9%	-34%
Cash	45,681	44,216	45,937	35,398	33,589	-5%	-26%
Central Bank of Argentina	171,351	177,103	138,039	119,307	99,991	-16%	-42%
Other local & foreign entities	86,801	64,869	67,085	66,805	67,470	1%	-22%
Other	11	11	90	123	10	-92%	-9%
Debt securities at fair value through profit & loss	38,880	53,819	46,134	119,998	179,169	49%	361%
Derivatives	2	2	0	12	138	-	-
Repo Transactions	41,056	52,157	0	38,177	62,480	-	52%
Other financial assets	39,222	58,398	35,730	34,244	32,429	-5%	-17%
Loans & other receivables	567,250	585,138	534,924	548,299	508,322	-7%	-10%
Non Financial Public Sector	4,901	3,946	2,991	3,955	1,780	-55%	-64%
Financial Sector	3,116	2,508	1,014	895	939	5%	-70%
Non Financial private sector and foreign	559,233	578,684	530,919	543,449	505,603	-7%	-10%
Other debt securities	504,853	474,937	605,100	573,612	632,344	10%	25%
Financial assets in guarantee	34,504	29,834	45,854	24,963	27,258	9%	-21%
Income tax assets	0	903	282	1,551	0
Investments in equity instruments	3,817	3,620	682	714	677	-5%	-82%
Investments in other companies (subsidiaries and joint ventures)	720	813	933	840	964	15%	34%
Property, plant and equipment	88,133	87,807	87,153	87,044	86,539	-1%	-2%
Intangible assets	13,806	13,957	13,904	14,738	15,017	2%	9%
Deferred income tax assets	62	79	60	121	90	-26%	45%
Other non financial assets	4,036	3,871	4,757	7,236	13,372	85%	231%
Non-current assets held for sale	5,477	5,383	5,363	5,357	5,263	-2%	-4%
TOTAL ASSETS	1,645,662	1,656,917	1,632,027	1,678,539	1,765,122	5%	7%

LIABILITIES
Deposits	992,305	977,925	969,437	1,046,742	1,124,416	7%	13%
Non Financial Public Sector	98,708	93,670	112,825	102,190	134,773	32%	37%
Financial Sector	1,519	1,596	1,479	1,492	1,273	-15%	-16%
Non Financial private sector and foreign	892,078	882,659	855,133	943,060	988,370	5%	11%
Liabilities at fair value through profit & loss	4,064	2,703	660	659	667	1%	-84%
Derivatives	4	4	11	1	2	-	0%
Repo Transactions	3,313	-	16,961	418	351	-	-86%
Other financial liabilities	85,308	111,923	84,761	86,054	84,975	-1%	0%
Financing received from Central Bank and Other Financial Institutions	1,089	727	2,874	2,900	2,433	-16%	123%
Issued Corporate Bonds	4,646	4,967	4,430	2,323	2,305	-1%	-50%
Current income tax liabilities	4,452	583	793	781	6,733	762%	51%
Subordinated corporate bonds	75,115	69,708	65,858	62,248	60,993	-2%	-19%
Provisions	2,508	2,726	2,865	2,860	3,144	10%	25%
Deferred income tax liabilities	14,299	9,453	10,817	11,664	13,177	13%	-8%
Other non financial liabilities	79,962	79,936	68,558	47,956	41,027	-14%	-49%
TOTAL LIABILITIES	1,267,065	1,260,655	1,228,025	1,264,606	1,340,223	6%	6%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	145,814	145,814	145,814	145,814	145,814	0%	0%
Reserves	202,321	202,321	202,321	241,143	241,143	0%	19%
Retained earnings	-14,814	-14,814	30,229	116	116	-	-
Other accumulated comprehensive income	4,652	4,766	3,911	77	2,156	2700%	-54%
Net income for the period / fiscal year	27,550	45,043	8,613	13,672	22,537	65%	-18%
Shareholders' Equity attributable to parent company	378,592	396,199	403,957	413,891	424,835	3%	12%

Shareholders' Equity attributable to non controlling interest	5	63	46	42	64	52%	1180%
TOTAL SHAREHOLDERS' EQUITY	378,597	396,262	404,003	413,933	424,899	3%	12%

3Q22 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q21	4Q21	1Q22	2Q22	3Q22	QoQ	YoY
Interest Income	91,318	94,474	98,508	117,154	137,159	17%	50%
Interest Expense	36,872	35,153	38,516	51,601	73,671	43%	100%
Net Interest Income	54,446	59,321	59,992	65,553	63,488	-3%	17%
Fee income	15,863	16,184	16,129	16,146	15,841	-2%	0%
Fee expense	1,541	1,636	1,512	1,589	1,599	1%	4%
Net Fee Income	14,322	14,548	14,617	14,557	14,242	-2%	-1%
Subtotal (Net Interest Income + Net Fee Income)	68,768	73,869	74,609	80,110	77,730	-3%	13%
Net Income from financial instruments at Fair Value Through Profit & Loss	6,327	5,875	9,125	9,006	25,531	183%	304%
Result from assets at amortised cost	-	151	-	-	-	-	-
Difference in quoted prices of gold and foreign currency	1,083	2,657	4,414	6,562	16,030	144%	1380%
Other operating income	3,228	3,303	4,744	4,656	3,745	-20%	16%
Provision for loan losses	387	3,260	1,066	942	1,425	51%	268%
Net Operating Income	79,019	82,595	91,826	99,392	121,611	22%	54%
Personnel expenses	16,516	16,153	14,039	18,478	17,655	-4%	7%
Administrative expenses	8,223	9,793	7,890	8,326	8,295	0%	1%
Depreciation and impairment of assets	3,033	3,074	3,136	3,223	3,287	2%	8%
Other operating expenses	13,804	16,409	14,484	15,142	17,275	14%	25%
Operating Income	37,443	37,166	52,277	54,223	75,099	39%	101%
Income from associates and joint ventures	-2	58	-51	-49	-97	-	-
Result from net monetary position	-23,458	-25,206	-41,375	-46,592	-58,335	-	-
Net Income before income tax on cont. operations	13,983	12,018	10,851	7,582	16,667	120%	19%
Income tax on continuing operations	522	-5,477	2,255	2,527	7,784	208%	1391%
Net Income from continuing operations	13,461	17,495	8,596	5,055	8,883	76%	-34%

Net Income for the period	13,461	17,495	8,596	5,055	8,883	76%	-34%
Net Income of the period attributable to parent company	13,461	17,496	8,613	5,059	8,865	75%	-34%
Net income of the period attributable to non-controlling interests	-	-1	-17	-4	18	-	-

Other Comprehensive Income	105	115	-855	-3,834	2,079	-	-
Foreign currency translation differences in financial statements conversion	-337	-320	-369	-189	-178	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	442	435	-486	-3,645	2,257	-	411%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	13,566	17,610	7,741	1,221	10,962	798%	-19%
Total Comprehensive Income attributable to parent Company	13,566	17,611	7,758	1,225	10,944	793%	-19%
Total Comprehensive Income attributable to non-controlling interests	-	-1	-17	-4	18	-	-

3Q22 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	3Q21	4Q21	1Q22	2Q22	3Q22
Profitability & performance
Net interest margin	19.1%	21.2%	22.8%	24.7%	28.1%
Net interest margin adjusted (exc. FX)	18.7%	20.3%	21.2%	22.5%	22.5%
Net fee income ratio	13.7%	12.6%	13.0%	11.7%	7.2%
Efficiency ratio	38.8%	37.4%	29.6%	32.7%	25.8%
Net fee income as % of A&G Expenses	35.3%	33.7%	44.0%	35.7%	27.9%
Return on average assets	3.3%	4.4%	2.2%	1.3%	2.2%
Return on average equity	14.6%	18.5%	9.1%	5.1%	8.8%
Liquidity
Loans as a percentage of total deposits	57.2%	59.8%	55.2%	52.4%	45.2%
Liquid assets as a percentage of total deposits	90.0%	90.0%	93.0%	90.0%	90.0%
Capital
Total equity as a percentage of total assets	23.0%	23.9%	24.8%	24.7%	24.1%
Regulatory capital as % of APR	37.2%	36.1%	38.5%	40.5%	40.4%
Asset Quality
Allowances over total loans	3.0%	2.8%	2.8%	2.1%	2.0%
Non-performing financing as a percentage of total financing	1.7%	1.3%	1.6%	1.3%	1.3%
Coverage ratio w/allowances	175.9%	209.6%	163.2%	159.7%	153.1%
Cost of Risk	0.3%	2.3%	0.8%	0.7%	1.1%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	3Q21	4Q21	1Q22	2Q22	3Q22
Profitability & performance
Net interest margin	18.4%	19.1%	22.8%	23.8%	25.2%
Net interest margin adjusted (exc. FX)	17.8%	18.4%	21.2%	21.9%	22.1%
Net fee income ratio	12.4%	12.5%	13.0%	12.3%	10.3%
Efficiency ratio	37.6%	37.5%	29.6%	31.2%	29.1%
Net fee income as % of A&G Expenses	33.1%	33.3%	44.0%	39.5%	35.5%
Return on average assets	2.2%	2.8%	2.2%	1.7%	1.9%
Return on average equity	10.1%	12.3%	9.1%	7.1%	7.7%
Liquidity
Loans as a percentage of total deposits	57.2%	59.8%	55.2%	52.4%	45.2%
Liquid assets as a percentage of total deposits	90.0%	90.0%	93.0%	90.0%	90.0%
Capital
Total equity as a percentage of total assets	23.0%	23.9%	24.8%	24.7%	24.1%
Regulatory capital as % of APR	37.2%	36.1%	38.5%	40.5%	40.4%
Asset Quality
Allowances over total loans	3.0%	2.8%	2.8%	2.1%	2.0%
Non-performing financing as a percentage of total financing	1.7%	1.3%	1.6%	1.3%	1.3%
Coverage ratio w/allowances	175.9%	209.6%	163.2%	159.7%	153.1%
Cost of Risk	0.2%	0.7%	0.8%	0.8%	0.9%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 23, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer